SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number: 333-109343

Paramount Resources Ltd.

(Translation of registrant’s name into English)

888-3rd Street S.W.
Bankers Hall West, Suite 4700
Calgary, Alberta T2P 5C5
Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
EXHIBIT INDEX
News Release

The following exhibits are filed as part of this Form 6-K

Exhibit 1	News release dated October 26, 2004, referred to as: “PARAMOUNT RESOURCES LTD. COMPLETES BOUGHT DEAL FINANCING”

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2004

PARAMOUNT RESOURCES LTD. (Registrant)
By:	/s/ Charles E. Morin
	Name:	Charles E. Morin
	Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit No.
1.	News release dated October 26, 2004, referred to as “PARAMOUNT RESOURCES LTD. COMPLETES BOUGHT DEAL FINANCING”

PARAMOUNT RESOURCES LTD.
Calgary, Alberta
October 26, 2004

NEWS RELEASE:     PARAMOUNT RESOURCES LTD. COMPLETES BOUGHT DEAL FINANCING

Paramount Resources Ltd. (“Paramount”) has completed its previously announced public offering of 2,500,000 common shares (including 500,000 common shares issued following the exercise in full of the underwriters’ option) at a price of $23.00 per share for gross proceeds of $57.5 million. The shares were sold through a syndicate of Canadian underwriters co-led by FirstEnergy Capital Corp., BMO Nesbitt Burns Inc., Canaccord Capital Corporation and GMP Securities Ltd.

The net proceeds from the offering will initially be used to reduce existing indebtedness and thereafter for capital expenditures, the repayment of indebtedness, the financing of acquisitions or additions to working capital.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.

For further information, please contact:

          Paramount Resources Ltd.
          C.H. (Clay) Riddell, Chairman and Chief Executive Officer
          J.H.T. (Jim) Riddell, President and Chief Operating Officer
          B.K. (Bernie) Lee, Chief Financial Officer
          Phone: (403) 290-3600
          Fax: (403) 262-7994